November 21, 2011

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the comments contained in your letter dated October 25, 2011 concerning the above-referenced filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of goodwill and other intangible assets, page 34

1.	We note you have concluded that there is no impairment of goodwill. In light of your trend of net losses and net cash used in operating activities as well as the fact that your market capitalization was significantly below your total stockholders’ equity at the measurement date, it is unclear how you derived this conclusion. Please provide us with an analysis that supports your conclusion which includes a summary of the internally developed discounted cash flow methodology with a discussion of how the projected cash flows were determined and how they compare to your recent trends and a detailed discussion of why you do not believe your market capitalization is representative of the long-term value of the Company. It is unclear how the factors you disclose support your assessment of market capitalization. In addition, if your estimated fair value is not substantially in excess of the carrying amount and therefore is at risk of failing step one of the impairment test, please provide us proposed revisions to your disclosure to be included in future periodic reports addressing the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•

Discussion of the degree of uncertainty associated with the key assumptions. Provide specifics to the extent possible. (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

Mr. James B. Rosenberg

United States Securities and Exchange Commission

November 21, 2011

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•	If you believe that you are not at risk of failing step one of the test, please disclose this information.

Response:

We perform the annual impairment testing for intangible assets of Affirmative Insurance Holdings, Inc. (the Company) as of September 30 each year. Due to the significant reserve strengthening that we recorded in the fourth quarter of 2010, we considered that to be a triggering event to reevaluate our goodwill impairment testing and updated the testing as of December 31, 2010. Our response will focus on the updated testing done as of that date.

When performing our impairment testing at that date, we took into account a number of changing trends, including actions to simplify our operating model, improve our competitive positioning and enhance overall profitability. Gary Kusumi, who became the Company’s Chairman and Chief Executive Officer in September 2010 directed these actions. Previously, Mr. Kusumi was the CEO of GMAC Insurance Personal Lines from 1998 to 2008. During Mr. Kusumi’s 10-year span as CEO of that organization, McKinsey Consulting asserted that GMAC Insurance Personal Lines was one of the five most profitable personal lines insurers over that decade. Mr. Kusumi was brought to the Company in order to turn around the lack of a profitability trend. As part of our December 31, 2010 impairment testing, some of the actions that we took into consideration as to changing the trend of the business included:

•	Significant pricing and underwriting actions, including improved controls and monitoring of pricing activity. Base rates increased 15% since October 2010 through early 2011.

•	We instituted additional controls over use of rate discounts.

•

A new product based on multivariate modeling was under development to be used to drive significantly better customer segmentation. We planned on rolling out the new product to our four largest states by September 30, 2011 for new business. We expected a 10 to 12 point improvement in loss ratio while maintaining competitiveness. The new multivariate product was rolled out in our four largest states as planned.

•

We commenced running motor vehicle reports on all new business in Louisiana and Alabama. We performed a study in 2010 of 91 policies written in Alabama that claimed a clean driving record and found that 45 did not have a clean driving record. If those 45 had been priced correctly, we would have received 23% more premium on those 91 policies.

•

We determined that the loss performance of our independent agent channel was significantly worse than our retail distribution channel. As a result, we suspended or constrained new business production for unprofitable independent agents.

•	We exited the Florida market effective May 2010. We had been incurring significant losses in Florida since the fourth quarter of 2007.

Mr. James B. Rosenberg

United States Securities and Exchange Commission

November 21, 2011

•

We obtained excess of loss reinsurance to cover any losses associated with our Michigan business over $100,000 effective with losses occurring as of the effective date of the contract of August 1, 2010 and throughout the contract period. In addition, we stopped writing new business in Michigan in March 2011.

•	We planned to significantly reduce gross underwriting expenses in 2011.

•	A 40% quota share was put in place on an in-force basis for the fourth quarter of 2010 and a separate 28% quota share treaty was entered into for 2011.

•	Reserves were strengthened substantially as of the fourth quarter of 2010 (new reserve levels were the basis for ongoing pricing)

The reserve strengthening, rate actions, underwriting actions, and the new management team were all considerations in Moody’s rating review and analysis of the Company. The review, conducted in February 2011, concluded a “stable outlook” on the Company’s debt rating for the first time.

Management believes that market capitalization of the Company is not an adequate indicator of fair value because the Company is controlled by a single shareholder and the remainder of the stock is owned a small number of shareholders. As a result, there is limited market activity in the Company’s stock. In the fourth quarter of 2010, there were 16 trading days that the Company’s stock never traded and the average daily trading volume was 3,873 shares, which was 0.025% of all shares outstanding. The average daily dollar trading volume in the fourth quarter of 2010 was approximately $12,500. Lastly, when we announced a new CEO at noon on September 20, 2010, no shares traded the remainder of that day even though trading had resumed.

As disclosed in our 2010 Proxy Statement, the Company’s Board of Directors determined that the Company meets the criteria to be treated as a “controlled company,” as defined in Rule 5615 (c) of the listing standards of NASDAQ. The Company does not have a formal investor relations program, earnings calls, give broad-based investor presentations and we are not followed by any analysts. Therefore, our stock may trade in such limited volumes that do not provide sufficient basis for broad application for the purposes of deriving enterprise value.

It is and was management’s belief that the current market displacement in the overall market caused the Company’s stock price to decrease disproportionately relative to fundamentals in the economics of the Company’s business. We believed this phenomenon was exaggerated for the Company due to the limited volume of shares available in the market for trading. This was confirmed by the fact while our EBITDA to market capitalization ratio was higher than that of the average of our peer group of companies, each of the stock price ratios were well below the peer group averages. This illustrates and supports management’s belief that the Company’s stock price, and therefore, its market capitalization, are not good value indicators due to inequities in the market that we believe are caused by the factors discussed above causing it to be an “orphaned” stock (i.e. thinly traded, no analyst coverage, etc.). For all of the reasons stated above, management strongly believes that the use of market capitalization is not a good indicator of the fair value of the Company, and that the discounted cash flow (DCF) method provides a much more reasonable estimate of fair value.

Mr. James B. Rosenberg

United States Securities and Exchange Commission

November 21, 2011

In order to determine the fair value of the Company as of December 31, 2010, we utilized a DCF model and performed the following:

•	We projected future cash flows for the next five years based on the following:
o	Pretax income (loss)

o	Added back interest expense

o	Added back depreciation and amortization

o	Deducted any additional statutory surplus it was deemed the regulated insurance companies would require to achieve the projected growth amounts

o	Deducted capital expenditures

o	Deducted any estimated taxes to be paid taking into consideration the Company’s net operating loss position for tax purposes

o	The net of these amounts provided us with a cash flow figure for each of the next five years

•

We calculated a terminal value at the end of the five-year period based on the same methodology above and assumed a 3% growth rate. We did not assume that we could use any of the Company’s net operating loss for tax purposes when calculating the terminal value to maintain conservatism.

•

We determined a weighted-average cost of capital to utilize as a rate to discount the expected cash flows. We determined the rate using assumptions regarding the cost of debt and equity (including an added risk factor given our historical trends) with an assumed long-term capital mix. The rate we used to discount the cash flows was 16.5%.

•

Pretax income (loss) was determined taking into consideration all the underwriting, rate changes, reinsurance, and expense actions discussed above. This resulted in lower net earned premiums in 2011 before net earned premiums are expected to grow 2012 to 2015. Additionally, the loss and expense ratios in the five year forecast significantly improved compared to current trends. The improvement in the loss and expense ratio is directly the result of the pricing and underwriting actions taken by management as well as the planned reduction in underwriting expenses. The five year forecast resulted in a smaller pretax loss in 2011 compared to 2010 and then pretax income going forward. These results are clearly better than recent trends due to the numerous actions taken by management. Given our product is short term in nature with the ability to quickly make rate and underwriting changes, these factors enable the Company to quickly address operating results.

•

We deducted the total amount of our outstanding debt from the total of the discounted amount of projected cash flows and added back cash at the non-regulated entities to achieve a fair value of the Company as of December 31, 2010.

Mr. James B. Rosenberg

United States Securities and Exchange Commission

November 21, 2011

Based on the calculation, the Company’s fair value was approximately $160 million as of December 31, 2010, which was significantly above the book value of $93 million. We performed stress testing through the discounting of both the expected cash flows and increasing the discount rate. The Company’s fair value remained above the book value when stress testing was performed. As a result, we determined that the Company passed step one of the impairment test.

In future filings, if our estimated fair value is not substantially in excess of the carrying amount and therefore is at risk of failing step one of the impairment test, we will provide the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•

Discussion of the degree of uncertainty associated with the key assumptions. Provide specifics to the extent possible. (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•	If we believe that we are not at risk of failing step one of the test, we will disclose this information.

*******

The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure
Michael J. McClure
Executive Vice President and Chief Financial Officer